Stradley Ronon Stevens & Young, LLP

Suite 2600

2005 Market Street

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

October 23, 2017

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)
File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on May 16, 2017, to Post-Effective Amendment No. 111, Amendment No. 112, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on April 7, 2017, to register shares of the Virtus Glovista Emerging Markets ETF series of the Trust (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. I have reproduced your comments with respect to the Fund below, followed by our responses.

Prospectus

1.	The Fund’s investment objective currently provides that the Fund seeks investment results that correspond, before fees and expenses, to the price and yield performance of the Solactive Glovista Most Favored Emerging Market Index (the “Underlying Index”). Consider revising the Fund’s objective to say that the Fund seeks investment results that “track” or “correlate to” the Index.

RESPONSE: In the exemptive application granting relief for the Trust to operate funds as exchange-traded funds (“ETFs”), the Trust represented that the “investment objective of each Fund will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index.” Because it is our understanding that most ETFs with similar exemptive relief, including the other Virtus index ETFs, include investment objectives that are substantially similar to the language included in their exemptive applications, we believe it would be prudent for the Trust to retain the existing language.

2.	Move the disclosure currently included under footnote 2 to the Fund’s fee table, regarding the authorization to pay a Rule 12b-1 fee, to a more appropriate location because this disclosure is neither permitted nor required by Item 3 of Form N-1A.

RESPONSE: The disclosure currently included under footnote 2 to the Fund’s fee table will be removed, as the information is already disclosed under the section entitled “Investing in the Fund – Distribution and Service Plan” in the Fund’s prospectus. In addition, the line item entitled “Distribution and/or Service (12b-1) Fees” will be removed from the Fund’s fee table pursuant to Instruction 1(a) to Item 3 of Form N-1A, which provides that “[a] Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions.”

3.	Please confirm supplementally that all of the fees that are excepted out of the unified fee described in footnote 1 to the fee table are estimated to be 0.00%, as reflected in the “Other Expenses” line item.

RESPONSE: Several of the fees excepted from the unified fee constitute extraordinary expenses, such as litigation expenses. Per Instruction 3(c)(ii) of Item 3 of Form N-1A, “Other Expenses” do not include extraordinary expenses as determined under generally accepted accounting principles. Other excluded items, such as the advisory fee or 12b-1 fees (if any) are also not considered to be “Other Expenses” (and in fact have their own line items in the fee and expense table under Item 3). To the extent that the other items excluded from the unified fee constitute ordinary operating expenses of the Fund that would otherwise be included under “Other Expenses” per Instruction 3(c) of Item 3, the Trust confirms that such “Other Expenses” of the Fund are estimated for the current fiscal year to be 0.00%, as determined in accordance with Instruction 6(a) of Item 3 relating to “New Funds.”

4.	Please add an 80% policy to invest in securities economically tied to emerging markets, per Rule 35d-1(a)(3)(i), and disclose the specific criteria used by the Fund to select investments that meet this standard. If the Fund uses the same criteria as Solactive to determine which securities are economically tied to emerging markets, please state that.

RESPONSE: The following disclosure will be included under the “General Description of the Trust and the Fund” section of the Fund’s Statement of Additional Information (“SAI”):

FUND NAME AND INVESTMENT POLICY.   The Fund has a name that suggests a focus on a particular type of investment. In accordance with Rule 35d-1 under the 1940 Act, the Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of its assets in investments of the type suggested by its name (the “Names Rule Policy”). For this Names Rule Policy, “assets” means net assets plus the amount of any borrowings for investment purposes. In addition, in appropriate circumstance and subject to compliance with the Fund’s exemptive relief, synthetic investments may be included in the 80% basket of the Names Rule Policy if they have economic characteristics similar to the other investments included in the basket. The Fund will also consider the holdings of any ETF in which it invests when determining compliance with the Fund’s Names Rule Policy. The Fund’s Names Rule Policy is not a “fundamental” policy, which means that it may be changed without a vote of a majority of the Fund’s outstanding shares as defined in the 1940 Act. However, under Rule 35d-1, shareholders must be given notice at least 60 days prior to any change by the Fund of its Names Rule Policy.

Further, in order to clarify that the Fund uses the same criteria as Solactive to determine which securities are economically tied to emerging markets, the relevant disclosure will be revised as follows:

Subject to periodic review and change, Solactive currently classifies as “large liquid emerging market countries” (and the Fund therefore invests at least 80% of its assets in companies located in) the following 15 countries ~~as “large liquid emerging market countries”~~: China, Taiwan, South Korea, India, Malaysia, Indonesia, Thailand, Philippines, Russia, South Africa, Poland, Turkey, Brazil, Mexico and Chile.

5.	The “Principal Investment Strategy” section of the Fund’s prospectus provides that “[t]he Underlying Index was co-developed by the Sub-Adviser and Solactive AG (‘Solactive’), the index provider of the Underlying Index.” Clarify that Glovista Investments LLC, the Fund’s sub-adviser (the “Sub-Adviser”), and Solactive are the index providers.

RESPONSE: The Trust’s exemptive relief defines an “Index Provider” as “the entity that compiles, creates, sponsors or maintains an Underlying Index.” Although the Sub-Adviser was involved with the initial development of the Underlying Index and retains intellectual property rights in the Underlying Index, Solactive is solely responsible for the compilation, creation, maintenance, rebalancing, reconstitution and dissemination of the Underlying Index. In addition, Solactive is responsible for setting up the Underlying Index and the continuous calculation and maintenance of the Underlying Index in accordance with the Underlying Index guidelines. As a result, the Sub-Adviser does not compile, create, sponsor or maintain the Underlying Index or its methodology, and is therefore not an “Index Provider,” as defined in the Trust’s exemptive relief, of the Underlying Index. The Trust therefore respectfully declines to make this change.

6.	Please provide, when responding to the Staff’s comments, the white paper for the Underlying Index.

RESPONSE: The white paper for the Underlying Index is being provided under separate cover.

7.	The “Principal Investment Strategy” section of the Fund’s prospectus provides that “The Underlying Index will then include the securities of companies with the largest market capitalizations from each large liquid emerging market country, with not more than 50 portfolio companies from any individual country.” Please disclose if the Underlying Index is a market cap weighted index or, if not, how else it is weighted.

RESPONSE: The Underlying Index first weights countries based on Solactive’s three selection models (macroeconomic trends, bottom-up company-specific dynamics, and relative price momentum dynamics), and then weights the stocks within each of those countries based on the free-float adjusted market capitalization. As a result, the Underlying Index is not a market cap weighted index as that term is commonly used. The Trust therefore believes it would not be appropriate to describe the Underlying Index as market cap weighted. In addition, we are not aware of any term or category that would apply to this kind of index.

8.	Please disclose whether there are a certain number of companies included from each of the top 10 most attractive large liquid emerging market countries.

RESPONSE: The Underlying Index does not have a minimum number of companies that must be included from each of the 15 large liquid emerging market countries. For clarity, the following disclosure will be added to the “Principal Investment Strategy” section of the Fund’s prospectus:

It is possible that the Underlying Index may exclude a large liquid emerging market country if that country does not have companies that satisfy the Selection Criteria.

9.	Please disclose the number of component securities included in the Underlying Index or the approximate range.

RESPONSE: The following disclosure will be added to the “Principal Investment Strategy” section of the Fund’s prospectus:

As of September 30, 2017, the Underlying Index had 602 component securities.

10.	In the “Principal Investment Strategy” section of the Fund’s prospectus, the disclosure states the Fund will concentrate its investments to the same extent as the Underlying Index. If the Fund and/or Underlying Index is currently concentrated in any particular industry, please disclose that industry and the accompanying risks.

RESPONSE: The Trust currently expects the Underlying Index to be concentrated in the financial sector; therefore, to the extent the Underlying Index is concentrated in the financial sector as of the effective date of the Fund’s Registration Statement, the Fund will disclose its concentration in the financial sector along with the accompanying risks.

11.	To the extent ETFs are counted towards the Fund’s 80% policy required by Rule 35d-1, please disclose that the Fund will consider the holdings of ETFs in determining compliance with its 80% policy.

RESPONSE: The Fund will consider the holdings of ETFs in determining compliance with its 80% policy required by Rule 35d-1. As noted in response to comment 4, the following disclosure will be added to the SAI under the section entitled “General Description of the Trust and the Fund – Fund Name and Investment Policy”:

The Fund will also consider the holdings of any ETF in which it invests when determining compliance with the Fund’s Names Rule Policy.

12.	Because the Fund may invest in ETFs and other investment companies, consider whether an Acquired Fund Fees and Expenses (“AFFE”) line item is required in the Fund’s fee table.

RESPONSE: An AFFE line item will be included in the Fund’s fee table to the extent that AFFE are anticipated to be greater than 0.01%.

13.	The “Principal Investment Strategy” section of the Fund’s prospectus provides that “[t]he Fund uses a ‘passive’ or indexing investment approach to try to approximate the investment performance of the Underlying Index by investing in a portfolio of securities that generally replicates the Underlying Index; however, there may be times when the Fund does not hold every security in the Underlying Index.” If this refers to the use of a representative sampling strategy, consider revising this disclosure to clarify that the Fund may utilize a representative sampling strategy.

RESPONSE: Because the use of a representative sampling strategy is not a principal investment strategy of the Fund, the referenced disclosure will be revised as follows:

The Fund uses a “passive” or indexing investment approach to try to approximate the investment performance of the Underlying Index by investing in a portfolio of securities that generally replicates the Underlying Index~~; however, there may be times when the Fund does not hold every security in the Underlying Index~~.

Disclosure regarding the Fund’s use of a representative sampling strategy will only be included under the section entitled “Additional Information Regarding the Fund’s Investment Objective, Strategy and Risks” in the Fund’s prospectus.

STATEMENT OF ADDITIONAL INFORMATION

14.	For creation unit orders placed outside of the clearing process, please confirm the order cut-off time.

RESPONSE: As stated in the existing SAI disclosure, “[a]ll orders to create Creation Units, whether through the Clearing Process (through a Participating Party) or outside the Clearing Process (through a DTC Participant), must be received by the Distributor no later than the close of the regular trading session on the Exchange (ordinarily 4:00 p.m. Eastern time) (‘Closing Time’), in each case on the date such order is placed….” While Authorized Participants have the option of submitting their orders for Creation Units for international funds, such as the Fund, outside the clearing process on the day before the trade date (i.e., T-1), it is not required.

15.	The Fund’s SAI provides that “[i]f, however, a redemption order is submitted to the Trust by a DTC Participant not later than the Closing Time on the Transmittal Date but either (1) the requisite number of Shares of the Fund are not delivered by the DTC Cut-Off-Time as described above on the next Business Day following the Transmittal Date or (2) the redemption order is not submitted in proper form, then the redemption order will not be deemed received as of the Transmittal Date.” This language appears to be inconsistent with the Fund’s exemptive application, which permits the delivery of cash collateral where a redemption request is submitted in proper form but the Authorized Participant is unable to transfer all or part of the Creation Unit to be redeemed. Please revise the SAI disclosure as appropriate.

RESPONSE: The relevant disclosure will be revised as follows:

The calculation of the value of the Deposit Securities and the Cash Redemption Amount to be delivered upon redemption will be made by the Trust according to the procedures set forth under “Determination of Net Asset Value” computed on the Business Day on which a redemption order is deemed received by the Trust. Therefore, if a redemption order in proper form is submitted to the Trust by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite number of Shares of the Fund are delivered to the Custodian prior to the DTC Cut-Off-Time, then the value of the Deposit Securities and the Cash Redemption Amount to be delivered will be determined by the Trust on such Transmittal Date. In the event that the requisite number of Shares of the Fund are not delivered to the Custodian prior to the DTC Cut-Off-Time, the Trust may deliver the Deposit Securities notwithstanding such deficiency in reliance on the undertaking of the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery, prior to the DTC Cut-Off-Time, and subsequent maintenance of collateral consisting of cash having a value at least equal to 115% of the value of the missing Shares (the “Cash Collateral”). If, however, a redemption order is submitted to the Trust by a DTC Participant not later than the Closing Time on the Transmittal Date but either (1) the requisite number of Shares of the Fund (including any Cash Collateral) are not delivered by the DTC Cut-Off-Time as described above ~~on the next Business Day following the Transmittal Date~~ or (2) the redemption order is not submitted in proper form, then the redemption order will not be deemed received as of the Transmittal Date. In such case, the value of the Deposit Securities and the Cash Redemption Amount to be delivered will be computed on the Business Day that such order is deemed received by the Trust, i.e., the Business Day on which the Shares of the Fund (including any Cash Collateral) are delivered through DTC to the Trust by the DTC Cut-Off-Time on such Business Day pursuant to a properly submitted redemption order.

ADDITIONAL COMMENTS

16.	Please file the license agreement with the index provider, as required by Item 28(h) of Form N-1A.

RESPONSE: The license agreement with the Fund’s index provider is between the Sub-Adviser and Solactive; because the Trust, on behalf of the Fund, is not a party to that agreement, it is not required to be filed as an exhibit to the Trust’s registration statement pursuant to Item 28(h) of Form N-1A.

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Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero